Filed by Broadcom Cayman L.P.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Qualcomm Incorporated

(Commission File No. 000-19528)

BROADCOM

January 23, 2018

DEAR QUALCOMM STOCKHOLDER,

On November 6, 2017, Broadcom made a proposal to acquire Qualcomm for $70.00 per share consisting of $60.00 in cash and $10.00 in Broadcom stock. This proposal would provide you with substantial and immediate cash value, as well as the opportunity to participate in the upside potential of the combined company. Our proposal provides:

28% PREMIUM OVER THE CLOSING PRICE OF QUALCOMM'S COMMON STOCK ON NOVEMBER 2, 2017[1]

33% PREMIUM TO QUALCOMM'S UNAFFECTED 30-DAY VOLUME-WEIGHTED AVERAGE PRICE

Broadcom has created tremendous value for our stockholders over time, and we are confident in our ability to create value for YOU today and in the future as you capture the significant benefits of a Broadcom-Qualcomm combination.

740% BROADCOM'S TOTAL SHAREHOLDER RETURN OVER THE PAST FIVE YEARS*



800%
600%
400%
200%
0%
Broadcom
Semiconductor Sector Index
S&P 500
Qualcomm
Oct '12
Apr '13
Oct '13
Apr '14
Oct '14
Apr '15
Oct '15
Apr '16
Oct '16
Apr '17
Oct '17

*TSR is on an approximate basis and includes dividends: Date from 10/30/12-10/30/17

To voice your support for Broadcom's value-maximizing proposal, please

VOTE THE BLUE PROXY CARD TODAY



FOR 11 HIGHLY QUALIFIED, INDEPENDENT NOMINEES WHO ARE COMMITTED TO ACTING IN THE BEST INTEREST OF ALL QUALCOMM STOCKHOLDERS.

Qualcomm's Annual Meeting of Stockholders on March 6, 2018, is fast approaching, and even if you have already voted white, you can still vote **BLUE** — only your latest dated card will be counted.

Broadcom: A Strong Heritage of World-Class Technology, Innovation and Growth Broadcom has created this tremendous value for our stockholders — and our customers — through strategic acquisitions, investing in R&D, and driving performance excellence across our business. Our world-class technology and innovation has enabled us to drive significant growth and transform the semiconductor industry. BUILT ON 50 YEARS OF INNOVATION, COLLABORATION AND ENGINEERING EXCELLENCE IPO 1961 1981 1991 1995 1996 1999 2002 2005 2007 2009 2014 2016 2017 EVERY VOTE COUNTS VOTE “FOR” ALL OF BROADCOM’S HIGHLY QUALIFIED DIRECTOR NOMINEES ON THE BLUE PROXY CARD

Every day, millions of devices around the world are enhanced with innovative solutions from Broadcom. Broadcom’s strong patent portfolio and sustained investment in R&D provide the building blocks needed to create an incredible breadth of products that address evolving demands for higher performance, security and differentiation. ~15,800 EMPLOYEES 75% OF WHOM ARE WORLD-CLASS ENGINEERS ~24,200 PATENTS 20 LEADING FRANCHISES IN THEIR MARKETS One of the industry’s broadest IP portfolios $3.3B INVESTMENT IN R&D IN FY ‘17 3rd HIGHEST R&D SPEND IN THE SEMICONDUCTOR INDUSTRY OVER LAST 12 MONTHS 2017 Flash Memory Summit “Best of Show” Most Innovative Flash Memory Technology — Storage Network 2017 GPS World Leadership Award Products Leadership Award Vote the BLUE Proxy Card Today to Support Enhanced Value With enhanced scale, R&D resources, product diversification and financial flexibility, a combined Broadcom-Qualcomm will be positioned to accelerate innovation and deliver the most advanced semiconductor solutions to customers around the world. We have a clear roadmap ahead, and expect that the proposed transaction would be completed within approximately 12 months following the signing of a definitive agreement. Whether or not you plan to attend Qualcomm’s Annual Meeting, we strongly encourage you to make your voice heard today by voting the enclosed BLUE proxy card to elect ALL 11 director candidates nominated by Broadcom. Sincerely, Hock Tan President and CEO Broadcom

QUALCOMM STOCKHOLDERS PLEASE VOTE TODAY ON THE BLUE PROXY CARD Qualcomm stockholders may submit a vote by mail, Internet or telephone by following the instructions on your BLUE proxy card or voting instruction form. If you previously voted Qualcomm’s white proxy card you have every right to change your vote by voting a later-dated BLUE proxy card or BLUE voting instruction form. Only your last-dated proxy card, Internet or telephone vote will count. If you have any questions or need assistance voting your BLUE proxy, please contact our proxy solicitor: Stockholders are urged NOT to sign or return any white proxy card received from Qualcomm and are strongly encouraged to discard the TOLL-FREE (800) 848-2998 COLLECT (212) 269-5550 white proxy card. Cautionary Note Regarding Forward-Looking Statements This announcement contains forward-looking statements (including within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended) concerning Broadcom. These statements include, but are not limited to, statements that address our expected future business and financial performance and statements about (i) the proposed transaction involving Broadcom and Qualcomm and the expected benefits of the proposed transaction, (ii) the expected benefits of acquisitions, (iii) our plans, objectives and intentions with respect to future operations and products, (iv) our competitive position and opportunities, (v) the impact of acquisitions on the market for our products, and (vi) other statements identified by words such as “will”, “expect”, “believe”, “anticipate”, “estimate”, “should”, “intend”, “plan”, “potential”, “predict”, “project”, “aim”, and similar words, phrases or expressions. These forward-looking statements are based on current expectations and beliefs of the management of Broadcom, as well as assumptions made by, and information currently available to, such management, current market trends and market conditions and involve risks and uncertainties, many of which are outside Broadcom’s and management’s control, and which may cause actual results to differ materially from those contained in forward-looking statements. Accordingly, you should not place undue reliance on such statements. Particular uncertainties that could materially affect future results include risks associated with our proposal to acquire Qualcomm, including: (i) uncertainty regarding the ultimate outcome or terms of any possible transaction between Broadcom and Qualcomm, including as to whether Qualcomm will cooperate with us regarding the proposed transaction, (ii) the effects of the announcement of the proposed transaction on the ability of Broadcom and Qualcomm to retain customers, to retain and hire key personnel and to maintain favorable relationships with suppliers or customers, (iii) the timing of the proposed transaction, (iv) the ability to obtain regulatory approvals and satisfy other closing conditions to the completion of the proposed transaction (including shareholders approvals), and (v) other risks related to the completion of the proposed transaction and actions related thereto; any loss of our significant customers and fluctuations in the timing and volume of significant customer demand; our dependence on contract manufacturing and outsourced supply chain; our dependency on a limited number of suppliers; any acquisitions we may make, such as delays, challenges and expenses associated with receiving governmental and regulatory approvals and satisfying other closing conditions, and with integrating acquired companies with our existing businesses and our ability to achieve the growth prospects and synergies expected by such acquisitions; our ability to accurately estimate customers’ demand and adjust our manufacturing and supply chain accordingly; our significant indebtedness, including the need to generate sufficient cash flows to service and repay such debt; dependence on a small number of markets and the rate of growth in these markets; dependence on and risks associated with distributors of our products; dependence on senior management; quarterly and annual fluctuations in our operating results; global economic conditions and concerns; our proposed redomiciliation of our ultimate parent company to the United States; our competitive performance and ability to continue achieving design wins with our customers, as well as the timing of any design wins; prolonged disruptions of our or our contract manufacturers’ manufacturing facilities or other significant operations; our ability to improve our manufacturing efficiency and quality; our dependence on outsourced service providers for certain key business services and their ability to execute to our requirements; our ability to maintain or improve gross margin; our overall cash tax costs, legislation that may impact our overall cash tax costs and our ability to maintain tax concessions in certain jurisdictions; our ability to protect our intellectual property and the unpredictability of any associated litigation expenses; any expenses or reputational damage associated with resolving customer product warranty and indemnification claims; cyclicality in the semiconductor industry or in our target markets; our ability to sell to new types of customers and to keep pace with technological advances; market acceptance of the end products into which our products are designed; and other events and trends on a national, regional and global scale, including those of a political, economic, business, competitive and regulatory nature. Our filings with the Securities and Exchange Commission (“SEC”), which you may obtain for free at the SEC’s website at http://www.sec.gov, discuss some of the important risk factors that may affect our business, results of operations and financial condition. We undertake no intent or obligation to publicly update or revise any of these forward looking statements, whether as a result of new information, future events or otherwise, except as required by law. Additional Information This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Broadcom has made for an acquisition of Qualcomm and Broadcom’s intention to solicit proxies for the election of Broadcom nominees to the Qualcomm Board and certain other proposals at Qualcomm’s 2018 annual meeting of stockholders. Broadcom filed a definitive proxy statement with the SEC on January 5, 2018 in connection with the solicitation of proxies for Qualcomm’s 2018 annual meeting of stockholders and may file other proxy solicitation materials in connection therewith. Broadcom has also commenced mailing its definitive proxy statement to Qualcomm stockholders. In addition, in furtherance of the acquisition proposal and subject to future developments, Broadcom (and, if a negotiated transaction is agreed, Qualcomm) may file one or more registration statements, proxy statements, tender offer statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document Broadcom and/or Qualcomm may file with the SEC in connection with the proposed transaction. Investors and security holders of Broadcom and Qualcomm are urged to read the proxy statement(s), registration statement(s), tender offer statement(s), prospectus(es) and/ or other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction and solicitation. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to stockholders of Broadcom and/or Qualcomm, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Broadcom through the web site maintained by the SEC at http://www.sec.gov. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Participants in Solicitation Broadcom, certain of its subsidiaries, its directors and executive officers, other members of management and employees and the nominees described above may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction, including with respect to Qualcomm’s 2018 annual meeting of stockholders. You can find information about Broadcom’s executive officers and directors in Broadcom’s definitive proxy statement filed with the SEC on February 17, 2017. Information about the Broadcom nominees is included in the definitive proxy statement that Broadcom has filed with the SEC. Additional information regarding the interests of such potential participants is included or will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed or to be filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website http://www.sec.gov. [GRAPHIC APPEARS HERE]1 The last unaffected trading day prior to media speculation regarding a potential transaction.